September 5, 2019

Daniel Serruya
President and Chief Executive Officer
BRK, Inc.
411 Eastgate Road, Suite A
Henderson, NV 89001

       Re: BRK, Inc.
           Amendment No. 5 to Offering Statement on Form 1-A
           Filed August 28, 2019
           File No. 024-10989

Dear Mr. Serruya:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2019 letter.

Form 1-A/A filed August 8, 2019

General

1. We note on the Cover Page of your Offering Circular that you plan to offer a maximum of
      720,000,000 shares of common stock. Elsewhere, you state that you are offering up to a maximum of 1,800,000,000 shares of common stock. Item 4 to Part I of your Form 1-A states that you are offering 540,000,000 securities. Please revise to clarify the number of shares being offered. To that extent, please revise your filing to reflect necessary changes to the use of proceeds, dilution, and other disclosure. In addition, please revise Part I and
      Part II to Form 1-A to clarify the number of common stock currently outstanding and revised your legal opinion accordingly.
 Daniel Serruya
FirstName LastNameDaniel Serruya
BRK, Inc.
Comapany 5, 2019
September NameBRK, Inc.
Page 2
September 5, 2019 Page 2
FirstName LastName
2. It is not clear how you intend to price the offering. You disclose a price range in in your offering circular but it appears your securities are also quoted on the OTC Pink marketplace. Please be advised that Rule 251(d)(3)(ii) does not permit at the market offerings under Regulation A. To the extent you intend to fix a price before qualification, please file an amendment disclosing the price at which you will offering your securities or advise how you to intend to conduct the pricing of your securities..
3.       Please include the table required by Item 1(e) of Part II of Form 1-A
4. Please include a cross-reference to the section where the disclosure required by Item 14 has been provided. Please refer to Item 1(d) of Part II of Form 1-A Risk Factors, page 5

5.       We note your disclosure indicating you are an emerging growth company.
The term
         "emerging growth company" applies to reporting companies. Please delete these references.
        You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing and
                                                              Construction
cc:      William R. Eilers